Pioneering science for patient choice January 2023 Exhibit 99.2

Disclaimer This Presentation may contain certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA with respect to the clinical hold on PHA121 clinical trials in the U.S., the expected timing, progress, or success of our clinical development programs especially for PHVS416 and PHVS719 which are in mid-stage clinical trials and are currently on hold in the U.S. as a result of the FDA clinical hold, risks associated with the COVID-19 pandemic which may adversely impact our business, nonclinical studies, and clinical trials, the timing of regulatory approvals, the value of our ordinary shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine, and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. 2

Pharvaris: Focused on unmet need in the treatment of hereditary angioedema (HAE) and other bradykinin-mediated diseases 3 Novel lead series with strong IP (primary CoM granted in multiple territories; initial term to 2038); FDA orphan drug designation World-wide operations: the Netherlands, USA, and Switzerland (headquarters) Strong financial position; cash runway into 4Q24 Experienced management team with successful track record in HAE drug design and development Convenient, orally available, small molecule targeting the validated bradykinin B2 receptor pathway Clinical proof-of-mechanism using surrogate endpoint with higher potency and duration than previously observed for icatibant Positive top-line Phase 2 data from RAPIDe-1 study of PHVS416 for the on-demand treatment of HAE attacks PK/PD profile supports use in both on-demand and prophylactic settings; Phase 2 studies underway* Competitive product profile Strong fundamentals Large market opportunity Large global HAE market: >$2 billion with predicted 9% CAGR over 5 years Potential portfolio expansion into other BK-mediated angioedema and diseases through B2-receptor pathway expertise *The FDA has placed a hold on the clinical trials of PHA121 in the U.S.; see slide 16 for an update on our clinical program

Experienced management with deep expertise in development and rare diseases 4 Includes the leaders behind the discovery, development, and approval of Firazyr® (icatibant), and a key member of the Takhzyro® (lanadelumab) development team

Hereditary Angioedema (HAE)

HAE is a rare, life-long condition characterized by attacks of swelling Rare and potentially life-threatening genetic condition 1:10,000 to 1:50,000 Individuals affected by HAE globally At least 6,600 people living with HAE in the U.S. At least 8,900 people living with HAE in Europe Globally, under-diagnosed/treated 6 Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545

HAE attacks are unpredictable, debilitating and potentially lethal Attacks are unpredictable in frequency, location, timing, and severity Multiple types of triggers If untreated, attacks last multiple days Attacks are commonly painful, leading to hospitalization or multiple sick days Half of people living with HAE experience a potentially life-threatening laryngeal attack at least once in their lifetime 7 Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545

HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen The swelling of an HAE attack is caused by excess levels of bradykinin: PHA121 is designed to block signaling by bradykinin 8 Busse 2020 J Allergy Clin Immunol Pract; Bork et al 2021 J Allergy Clin Immunol Genetic causes lead to elevated levels of bradykinin

HAE is a meaningful and growing global market CONFIDENTIAL - board materials 9 est. est. Source: Quarterly filings (NYSE: TAK; NASDAQ: BCRX, PHAR); EvaluatePharma; company research Estimated $2.4B global HAE sales for 2021 Estimated 15% CAGR 2021-2028 SC oral IV est. On-Demand Prophylaxis

Significant global unmet need: Potentially up to 100,000 people living with HAE



LATAM 12-16k
APAC 20-30k
US 6-9k
JP 2-4k
ME&A 10-14k
EU 15-20k
North America
Europe
Middle East & Africa
Japan
China / South Korea / Australia & New Zealand
South America / Central America



40% ODT
60% Px
Plus breakthrough attacks



60% ODT
40% Px
Plus breakthrough attacks

Proprietary company research 2022; Maurer et al. Consensus on diagnosis and management of Hereditary Angioedema in the Middle East: A Delphi initiative. World Allergy Organization Journal (2023);16:1-2; Zuraw et al. NEJM 2008;359:1027-1036; HAEi (haei.org), The State of Management of HAE in Latin America (2015); https://haei.org/potentially-28000-hae-patients-in-china/di; Ann Allergy Asthma Immunol 2015:114(6), 492-498; Allergol Int. (2020) Nov 6;S1323-8930(20)30135-0

PHARVARiS © 2023 10

People living with HAE actively switch products, seeking improvement in efficacy, safety/tolerability, and convenience 11 People living with HAE desire HAE therapy that can deliver on ALL fronts Proprietary company research 2022

Pharvaris has discovered the first orally bioavailable bradykinin B2 receptor antagonist

- New molecular entity, orally administered
- Potent inhibition of the bradykinin B2 receptor to compete with bradykinin, the ultimate driver of swelling attacks
- Results from Phase 1 healthy volunteer studies demonstrate rapid absorption, exposure, and tolerability
- Dose and exposure threshold predicted from human surrogate endpoint for both on-demand and prophylaxis
  - Bradykinin challenge in healthy volunteers


N
N
N
N
O
Cl
D
O
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H
O
F
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PHA121

Pharvaris' aspiration is to develop **novel, oral alternatives** that **improve** the **standard of care** for people living with HAE

Lesage et al, *Frontiers in Pharmacology* 2020, doi: 10.3389/fphar.2020.00916; ; Lesage et al, *Int. Immunopharmacology* 2022, doi.org/10.1016/j.intimp.2022.108523; https://ir.pharvaris.com/static-files/0361cd85-6000-490b-932b-d305e1f3ca1b; https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3 ; https://ir.pharvaris.com/static-files/33217945-6893-4f49-8a93-c80ea6fb2a31 ; https://doi.org/10.1016/j.jaci.2019.12.094

PHARVARiS © 2023

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Product Strategy 13

On-demand and prophylaxis: Developing two oral products utilizing the same active ingredient 14 PHVS719 Extended-release tablet formulation Aim to maintain compound exposure to prevent attacks, for convenient and effective control* PHVS416 Softgel capsule formulation Potential to provide rapid, easy, and reliable symptom relief for all attacks* Enabled by colonic absorption Enabled by early absorption in the stomach and gut *Aspirational; to be confirmed with clinical data

Wholly-owned pipeline focused on bradykinin B2 receptor mechanism 15 * The FDA has placed a clinical hold on the clinical trials of PHA121 in the U.S.; timeline based on studies ongoing outside the U.S.; see slide 16 for an update on our clinical program

Regulatory update In August 2022, the U.S. Food & Drug Administration (FDA) placed a hold on the clinical trials of PHA121 in the U.S. based on its review of nonclinical data The agency requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure Pharvaris participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds A protocol for a 26-week rodent toxicology study has been submitted to the FDA for review FDA has agreed to partially lift the clinical hold on on-demand Two remaining U.S. participants in RAPIDe-1 allowed to complete treatment of a final HAE attack per protocol All other clinical studies of PHA121 are currently on hold in the U.S. Outside the U.S., the regulatory status remains unchanged for the CHAPTER-1 study and other studies, including long-term extension RAPIDe-2 study Pharvaris notified country-specific regulatory authorities in Canada, Europe, Israel, and the UK of the U.S. clinical holds All active sites outside of the U.S. continue to recruit participants in the CHAPTER-1 clinical study 16

PHVS416/On-Demand Softgel capsule formulation of PHA121

On-demand treatment of HAE attacks: No new approvals beyond injectable options have left a significant unmet need 18 Treatment today means painful injections … … and often one dose does not suffice … … while finding a place to administer the drug causes an extra burden As a result, people living with HAE often delay or even avoid therapy against clinical guideline recommendations Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100)

People living with HAE are hoping for better on-demand therapies that offer rapid symptom relief with one single, oral dose 19 Patients want rapid onset of symptom relief … … with single dose durability … … in an oral pill Effectively targeting the bradykinin receptor with a small molecule has the potential to deliver on their hopes Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100)

HAE RAPIDe-1 study: Phase 2 study of on-demand treatment of angioedema attacks in patients with Type I or II HAE www.hae-rapide.com; https://clinicaltrials.gov/ct2/show/NCT04618211; https://hae-rapide.us/; https://www.clinicaltrialsregister.eu/ctr-search/search?query=2020-003445-11 20 Screening Period Randomization Non-attack Attack 1 Attack 2 Attack 3 PHVS416 (10 mg) placebo 10 mg 10 mg placebo 10 mg 10 mg placebo 10 mg 10 mg PHVS416 (20 mg) PHVS416 (30 mg) placebo 20 mg 20 mg placebo 20 mg 20 mg placebo 20 mg 20 mg placebo 30 mg 30 mg placebo 30 mg 30 mg placebo 30 mg 30 mg Primary objective: to evaluate angioedema symptom relief within four hours in acute attacks of patients with HAE type 1 or 2 Study design: Placebo-controlled, three dose levels Part I: patients randomized and received a single dose of PHA121 in clinic for PK and safety assessment Part II: patients treated three attacks with two PHA121 vs. one placebo Before an attack was treated, one of the VAS-3 elements had to be at least hit a score of 30 and it had to be qualified by the clinician 74 HAE patients enrolled from ~30 sites in US, Canada, Europe, Israel, and UK

Positive top-line Phase 2 data from RAPIDe-1 study of PHVS416 for the on-demand treatment of HAE attacks A total of 74 patients from 13 countries were enrolled to the study, 62 of them had 147 attacks that were treated with blinded study drug and included in efficacy evaluation The primary endpoint and all key secondary endpoints were met PHVS416 demonstrated rapid onset of action, symptom relief, and resolution of HAE attacks  PHVS416 substantially reduced the use of rescue medications PHVS416 was well tolerated at all dose levels There were no treatment-related SAEs, no treatment-related AEs of severe severity, and no AEs leading to treatment discontinuation 21 This presentation includes data for an investigational product not yet approved by regulatory authorities Consistent outcomes observed across all endpoints and types of measurements

PK profile in HAE patients: Rapid absorption confirmed on oral dosing, consistent with Phase 1 healthy volunteer studies 22 Rapid absorption with mean plasma levels exceeding EC85 (13.8 ng/mL) within 30 min Mean plasma levels maintained >EC85 for approximately 8 h at 10 mg or 20 mg >10 h at 30 mg dose EC85 levels established using bradykinin challenge, a human surrogate endpoint study in healthy volunteers EC85 13.8 mg/L This presentation includes data for an investigational product not yet approved by regulatory authorities

Primary endpoint: PHVS416 significantly reduces attack symptoms by VAS-3 at 4h


Mean ± SEM
PHVS416 10 mg (N=37)
PHVS416 20 mg (N=28)
PHVS416 30 mg (N=31)
Placebo (N=51)
Change in composite VAS score from pre-treatment
Time (hours) after treatment
10
0
−10
−20
−30
0 1 2 3 4 5 6 8 24

Difference from placebo in change from pre-treatment to 4 h post-treatment, least-squares mean (95% CI)		
PHVS416 10 mg	-16.75 (-21.52, -11.97)	$p < 0.0001$†
PHVS416 20 mg	-15.02 (-20.22, -9.81)	$p < 0.0001$
PHVS416 30 mg	-16.28 (-21.27, -11.29)	$p < 0.0001$
Combined PHVS416	-16.08 (-19.87, -12.29)	

Median VAS-3 at pre-treatment ranges from 24.33-27.00 across different dose levels

†Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Attacks in mITT Analysis Set refer to attacks treated with blinded study drug that had non-missing VAS result at pre-treatment and at least one non-missing VAS result post-treatment. VAS-3 = electronically captured, numerically assisted visual analogue scale. Figure is based on descriptive summary of mean and SEM (standard error of the mean). Least-squares mean differences, CIs, and p-values come from a mixed-effects model with repeated measures (MMRM). Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using a similar MMRM with all three active doses combined vs placebo

PHARVARIS
© 2023
This presentation includes data for an investigational product not yet approved by regulatory authorities
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†Nominal p-value; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. PHVS416 significantly shortened time to onset of symptom relief (30% reduction in VAS-3) 24 This presentation includes data for an investigational product not yet approved by regulatory authorities VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours

TOS Patient Reported Outcome (PRO) 25 TOS PRO captures change in five symptom complexes of HAE attacks At each timepoint, the change in attack symptom from pre-treatment is reported by patient PRO – how do you feel now compared to before receiving study drug?

TOS endpoint shows early response to treatment: Significant at 4h 26 Source: Vernon M, Rentz AM, Wyrwich KW, et al. Qual Life Res.2009; †Nominal p-value; N = The number of attacks in the mITT Analysis Set. TOS = Treatment Outcome Score. Figure is based on descriptive summary of mean and SEM. The least-squares mean differences, CIs, and p-values come from an MMRM. Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using a similar MMRM with all three active doses combined vs placebo Minimally Important Difference (MID) for TOS is 30 This presentation includes data for an investigational product not yet approved by regulatory authorities

PHVS416 significantly reduces time to almost complete or complete symptom relief (all individual VAS ≤ 10) 27 †Nominal p-value; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. This presentation includes data for an investigational product not yet approved by regulatory authorities VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours

Patients treating with PHVS416 used substantially less rescue medication 28 N = The number of attacks in the mITT Analysis Set This presentation includes data for an investigational product not yet approved by regulatory authorities

PHVS416 was well tolerated at all doses 29 No treatment-related SAEs or AEs of severe severity No AEs leading to treatment discontinuation No treatment-related AEs of laboratory parameters, vital signs, or ECG parameters  Few treatment-related AEs reported within 48 h after administration of study drug N= The number of subjects (Part I) and number of attacks (Part II) in the Safety Analysis Set. The Safety Analysis Set includes all randomized patients who received any dose of study drug. Treatment-related AEs within 48 h post-treatment are included This presentation includes data for an investigational product not yet approved by regulatory authorities

Both doctors and patients consider an oral acute therapy would increase likelihood that patients would treat more attacks, earlier CONFIDENTIAL 30 Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100)

Predictive value of our unique *in vivo* surrogate-marker model, the BK challenge, allows for derisking of our clinical studies

Primate bradykinin challenge



Healthy volunteer bradykinin challenge



Bradykinin (BK)
BP
HR
BK
BK

EC_{85} = 13.8 ng/mL
Potency ~4x higher than icatibant (published data)

Phase 2 clinical dose selection

On-demand (RAPIDe-1)
Prophylaxis (CHAPTER-1)

RAPIDe-1 on-demand study in people living with HAE



Percentage without using rescue medicaitons
100%
75%
50%
25%
PHVS416 10 mg (N=37)
PHVS416 20 mg (N=28)
PHVS416 30 mg (N=31)
Placebo (N=51)
0 1 2 3 4 5 6 8
24
48
Time (hours) after treatment

On-demand dose confirmation

https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf ; Maurer et al 2020: Long-term effectiveness and safety of icatibant for the on-demand treatment of hereditary angioedema attacks: 10 years of the icatibant outcome survey (EAACI Poster #1118, June 6-8, 2020): https://clinicaltrials.gov/ct2/show/NCT01034969 ; https://ir.pharvaris.com/static-files/33217945-6893-4f49-8a93-c80ea6fb2a31 ; https://doi.org/10.1016/j.jaci.2019.12.094

PHARVARIS

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PHVS719/Prophylaxis Extended-release tablet formulation of PHA121

HAE CHAPTER-1 study ongoing outside U.S.: Prevention of attacks in HAE (proof of concept with PHVS416 softgel capsule) Primary objective: assessing safety and efficacy of PHA121 in preventing HAE attacks in patients with HAE type 1 or type 2 Placebo-controlled, 3 parallel arms, two doses Includes open-label extension Primary endpoint: Number of investigator-confirmed HAE attacks Secondary endpoints include moderate or severe HAE attacks, HAE attacks requiring acute treatment Target enrolment of 30 HAE patients globally Regulators in Canada, Europe, Israel, and the UK have been notified of U.S. clinical hold; the regulatory status of the CHAPTER-1 study outside the U.S. remains unchanged 33 Screening Period Randomization BID dosing after meals PHA121 40 mg/day (20 mg BID) BID: 2 PHVS416 capsules PHA121 20 mg/day (10 mg BID) BID: 1 PHVS416 capsule, 1 placebo capsule Placebo BID: 2 placebo capsules 12 WEEKS https://clinicaltrials.gov/ct2/show/NCT05047185, https://haechapter-1.com/

Phase 1 pharmacokinetics offer options to use softgel capsule as proof-of-concept in prophylactic development https://ir.pharvaris.com/static-files/0361cd85-6000-490b-932b-d305e1f3ca1b; https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3 34 When dosed BID with food, exposure maintained above target levels, steady state reached within 72 hours

PHVS719 single-dose PK study demonstrates QD potential; target for Phase 3 dosage form 35 PHVS416 and PHVS719 well tolerated No SAEs or severe TEAEs PHVS416 rapid exposure confirmed Exceeding EC85 within 15 minutes PHVS719 extended release demonstrated: maintained exposure above EC85 for >24h with and without food Similar AUC24h as 20 mg BID PHVS416 with food (one of CHAPTER-1 doses)

Corporate summary and milestones 36 Financially strong: Cash runway into 4Q24

Nasdaq: PHVS

Appendix Additional RAPIDe-1 top-line clinical data

RAPIDe-1: Primary, key secondary and other endpoints Primary Endpoint Change in VAS-3 score from pre-treatment to 4h post-treatment  Key Secondary Endpoints Time to onset of symptom relief (VAS-3; ≥30% reduction from the pre-treatment score) Time to a ≥50% reduction in VAS-3 score from the pre-treatment score  Time to almost complete and complete symptom relief (VAS; all 3 items ≤10) Change of MSCS (mean symptom complex severity) score from pre-treatment to 4h post-treatment TOS (treatment outcome score) at 4h post-treatment Other Endpoints Included in the top-line Outputs Proportion of study-drug-treated attacks requiring the use of HAE rescue medication Time to the first use of HAE rescue medication Safety and PK assessments CONFIDENTIAL 39 This presentation includes data for an investigational product not yet approved by regulatory authorities

Results summary of primary efficacy endpoint 40 This presentation includes data for an investigational product not yet approved by regulatory authorities

VAS-3 is a measure of HAE attack severity, based electronically captured numerically assisted visual scale

- Electronically captured patient-reported assessment of three symptoms
  - Skin pain, skin swelling, abdominal pain
- Patient indicates the severity of symptom on a sliding scale, from 0-100
- Once an attack qualifies and is treated, VAS-3 assessed every ~30 min until 4 hours post-treatment and then at 5, 6, 8, 24, 48 hours post-treatment
- Used in approval of two most recently approved on-demand therapies
  - FIRAZYR® icatibant and RUCONEST® C1 esterase inhibitor [recombinant]
- VAS, MSCS, TOS are only endpoints listed for attacks in FDA compendium of clinical outcome assessments (2021) as listed by Division of Pulmonology, Allergy and Critical Care


Please tap on the scale to indicate your skin pain now
100: worst possible
64
0: no symptom

Firazyr is a registered trademark of Shire, and marketed by Takeda; Ruconest is a registered trademark of and marketed by Pharming; FDA 2021 COA compendium: https://www.fda.gov/drugs/development-resources/clinical-outcome-assessment-compendium

PHARVARIS © 2023 41

Results summary of key secondary efficacy endpoints 42 This presentation includes data for an investigational product not yet approved by regulatory authorities

PHVS416 significantly reduces time to 50% reduction in VAS-3 43 †Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. This presentation includes data for an investigational product not yet approved by regulatory authorities

MSCS and TOS: definitions 44 Validated patient-reported outcome measures to comprehensively capture symptom severity and change of HAE attacks MSCS (Mean Symptom Complex Severity) score is a point-in-time measure of symptom severity:  Patients rated the severity of each affected symptom on a categorical scale (0 = normal, 1 = mild, 2 = moderate, 3 = severe) Calculated as average score from all affected anatomic sites of attack (symptom complexes or SC) pre-treatment  Decrease in MSCS score reflects improvement in symptom severity TOS (Treatment Outcome Score) is a measure of symptom response to treatment:  Patient assessment of response for each affected SC recorded on categorical scale (significant improvement [100], improvement [50], same [0], worsening [-50], significant worsening [-100]) Calculated as weighted average of the response at all SC using pre-treatment severity as the weight  TOS value >0 reflects improvement in symptoms from pre-treatment

Greater improvement in MSCS and TOS with PHVS416 than placebo 45 †Nominal p-value; MSCS = Mean Symptom Complex Severity, TOS = Treatment Outcome Score, CI = confidence interval, LSMD = least-squares mean difference; least-squares mean, LSMD, CIs, and p-values for MSCS change from pre-treatment/TOS come from mixed-effect models with repeated measures (MMRM). Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using similar MMRM with all three active doses combined vs placebo This presentation includes data for an investigational product not yet approved by regulatory authorities

Time to symptom relief by TOS PRO demonstrated consistent efficacy at all doses 46 TOS = Treatment Outcome Score. PRO = Patient Reported Outcome. SC = Symptom Complex. KM = Kaplan-Meier. NE = Not Estimable * Within 48 hours assessments This presentation includes data for an investigational product not yet approved by regulatory authorities